Exhibit 99.2

July 9, 2015

Dear Fellow Coast Employees:

The Board of Directors of Coast has approved an agreement which provides for the acquisition of Coast by LKQ Corporation (Nasdaq: LKQ), which operates the businesses of Keystone Automotive Operations, NTP and Stag. The business combination of Coast and NTP/Stag will bring together two leading companies in the RV space that are committed to delivering greater value to customers and suppliers while remaining focused on growing the combined businesses. By integrating the best of both companies, this combination will take advantage of the industry leading processes that have been established and honed independently.

The business combination is expected to close during the third quarter of this year.

There are a few key things that I want you to understand about the pending business combination.

•	Coast has performed and continues to perform well and the decision to proceed with this business combination has to do with the opportunities it will create and does not reflect any concerns about Coast or its well-being.

•	Our relationships with suppliers and customers are very strong.

•	Coast’s drive for excellence will remain the same.

I expect no disruptions to our organization or our day-to-day operations while the business combination proceeds to its closing. We won’t be able to share any competitive information with NTP/Stag between now and the closing. Therefore, I ask that any of you who may have contacts at NTP/Stag, to please proceed with business as usual until the deal closes. Over the next several weeks we will be speaking with you in more detail about the integration of our business with NTP/Stag.

Our customers need to know that we are committed to beating, and not just to meeting, their high expectations. We believe that our customers will benefit from increased product availability and broader product selection, enhanced services and greater efficiencies that scale will make possible. We believe that exposure to a larger customer base also will present a significant growth opportunity for Coast brands and Partner brands. The key to a successful transition is for you to stay focused on taking care of our customers and we are confident you will do that.

I am very proud of what you have accomplished to make our business the distributor of choice for our suppliers and our customers. We’ve built a great company and have a very positive outlook for our future in our industry’s growth and evolution.

We will provide you the updates you will need to assure that the transition proceeds smoothly. In the meantime, if you have any questions, please feel free to contact me. Also, if you receive any questions from customers or suppliers, please refer them to me. I’ve also attached the press release that contains more details regarding this business combination.

Thanks for your continued hard work and commitment to our business and customers.

Sincerely,

Jim Musbach

President, CEO

To complete the business combination described in this communication, a subsidiary of LKQ Corporation (“LKQ”) will make a tender offer for all outstanding shares of The Coast Distribution System, Inc. (“Coast”). The tender offer has not yet commenced. This communication is not an offer to buy or a solicitation of an offer to sell shares of Coast. At the time the tender offer is commenced, LKQ will cause a tender offer statement on Schedule TO to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and Coast will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement will include the offer to purchase, letter of transmittal and other related materials, and the solicitation/recommendation statement will contain important information about the tender offer. Stockholders of Coast are advised to read those documents carefully when they become available before making any decision to tender their shares. Stockholders will be able to obtain copies of these documents (when they become available), as well as other tender offer documents filed by LKQ or Coast with the SEC, free of charge at the website of the SEC, located at www.sec.gov.

Statements included in this communication that are not a description of historical facts are forward-looking statements. Such statements are based on the current beliefs and expectations of Coast and are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Actual future results may differ materially from such current expectations due to the risks and uncertainties inherent in its business, including the risks detailed under “Risk Factors” and elsewhere in Coast’s public periodic filings with the SEC, as well as the tender offer statement, the solicitation/recommendation statement and the other related materials to be filed with the SEC in connection with the planned tender offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Coast undertakes no obligation to revise or update this communication to reflect events or circumstances after the date hereof, except as required by law.